333 S. Wabash Ave. Chicago IL 60604	Jacquelyne M. Belcastro Senior Vice President & Deputy General Counsel Law Department Telephone 312-822-4699 Facsimile 312-822-1297 Internet jacquelyne.belcastro@cna.com

July 10, 2009

Via EDGAR Filing, Facsimile & U.S. Mail

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549-6010

Attn:	Ibolya Ignat
Staff Accountant

Re:	CNA Financial Corporation (“CNA”)
Form 10-K for the Year Ended December 31, 2008
Filed on February 24, 2009
Schedule 14A
Filed on March 30, 2009
Comment Letter, dated June 22, 2009 (“Comment Letter”)
File No. 001-05823

Dear Ms. Ignat:

Per our telephone conference of Wednesday, July 8, 2009, CNA acknowledges receipt of the Comment Letter. In addition, CNA is currently working on a substantive response to the Comment Letter and plans to file this response on or before July 24, 2009.

Although CNA is, of course, amenable to enhancing its disclosures in the context of the Comment Letter, this response should not be considered an indication that CNA believes any disclosures in the captioned Form 10-K or Schedule 14A were inadequate or incorrect in any material respect.

If you have any questions or need any additional information, please do not hesitate to contact me at the numbers indicated above.

Very truly yours,

/s/ Jacquelyne M. Belcastro

Jacquelyne M. Belcastro